Exhibit 99.2

Q2 2015 Earnings Presentation 31 July 2015

Disclaimers This presentation has been prepared by Sundance Energy Australia Limited (ABN 76 112 202 883). Summary information The following disclaimer applies to this document and any information contained in it (the “Information”). The Information in this presentation is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s other periodic and continuous disclosure announcements lodged with ASX Limited, which are available at www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at www.sec.gov. You are advised to read this disclaimer carefully before reading or making any other use of this document or any information contained in this document. In accepting this document, you agree to be bound by the following terms and conditions including any modifications to them. Not financial or product advice This presentation is for information purposes only and is not a prospectus, product disclosure statement or other offer document under Australian law or the law of any other jurisdiction. This presentation is not financial product or investment advice or a recommendation to acquire Sundance shares, legal or tax advice. This presentation has been prepared by Sundance without taking into account the objectives, financial situation or needs of individuals. You are solely responsible for forming your own opinions and conclusions on such matters and the market and for making your own independent assessment of the Information. You are solely responsible for seeking independent professional advice in relation to the Information and any action taken on the basis of the Information. Before making an investment decision prospective investors should consider the appropriateness of the information having regard to their own objectives, financial and tax situation and needs and seek legal and taxation advice appropriate to their jurisdiction. Sundance is not licensed to provide financial product advice in respect of Sundance shares. Cooling off rights do not apply to the acquisition of Sundance shares. Financial data All share price information is in Australian dollars (A$) and all other dollar values are in United States dollars (US$) unless stated otherwise. Sundance’s results are reported under Australian International Financial Reporting Standards. Past performance Past performance information given in this presentation is given for illustrative purposes only and should not be relied upon as (and is not) an indication of the Company’s views on its future financial performance or condition. Investors should note that past performance, including past share price performance, of Sundance cannot be relied upon as an indicator of (and provides no guidance as to) future Sundance performance including future share price performance. Investment risk An investment in Sundance shares is subject to investment and other known and unknown risks, some of which are beyond the control of Sundance. Sundance does not guarantee any particular rate of return or the performance of Sundance, nor does it guarantee the repayment of capital from Sundance or any particular tax treatment. Persons should have regard to the risks outlined in the Information.

Disclaimers (continued) Disclaimer Except as required by law, no representation or warranty (express or implied) is made as the fairness, accuracy, completeness, reliability or correctness of the Information, opinions and conclusions, or as to the reasonableness of any assumption contained in this document. By receiving this document and to the extent permitted by law, you release Sundance and its officers, employees, agents and associates from any liability (including, without limitation, in respect of direct, indirect or consequential loss or damage or loss or damage arising by negligence) arising as a result of the reliance by you or any other person on anything contained in or omitted from this document. Forward Looking Statements This presentation includes forward-looking statements. These statements relate to Sundance’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same. The forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this presentation and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predictacting on its behalf. Although every effort has been made to ensure this presentation sets forth . These include, but are not limited to, risks or uncertainties associated with our the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward-looking statements attributable to Sundance, or any of its affiliates or persons a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Reserves This presentation contains information on Sundance Energy’s reserves and resources which has been reviewed by David Ramsden-Wood, Professional Engineer, who is licensed in Alberta Canada and is qualified in accordance with ASX Listing Rule 5.11. Mr. Ramsden-Wood, VP of Reservoir Engineering and Business Development, has consented to the inclusion of this information in the form and context in which it appears. Reserve Estimates The Company’s Reserve estimates are calculated by Netherland, Sewell & Associates, Inc. as at 1 January 2015 in accordance with SEC guidelines. Although current market prices have fallen significantly, under SEC guidelines, the commodity prices used in the December 31, 2014 and December 31, 2013 reserve estimates were based on the 12-month unweighted arithmetic average of the first day of the month prices for the period January 1, 2014 through December 1, 2014, and for the period January 1, 2013 through December 1, 2013, respectively, adjusted by lease for transportation fees and regional price differentials. For crude oil volumes, the average West Texas Intermediate posted price of $91.48 per barrel used to calculate PV-10 at December 31, 2014 was down $1.94 per barrel from the average price of $93.42 per barrel used to calculate PV-10 at December 31, 2013. For natural gas volumes, the average Henry Hub spot price of $4.35 per million British thermal units ("MMBTU") used to calculate PV-10 at December 31, 2014 was up $0.68 per MMBTU from the average price of $3.67 per MMBTU used to calculate PV-10 at December 31, 2013. All prices were held constant throughout the estimated economic life of the properties.

Company Overview Superior Performance through Commodity Cycles Note: Above based on Company filings, press releases and 1 January 2015 NSAI reserve report. Market capitalization and enterprise value shown as of 29 Jul 2015, based on 30 June 2015 debt of $155mm and cash of $3.5mm; Production numbers represent 2Q15 average daily production (1) Based on analysts’ consensus estimates (2) Excludes evaluation of the majority of the Company’s potential Woodford locations 2015 Company guidance Pro forma for New Standard acquisition announced June 29, 2015 Net acres: ~33,775 1P reserves: 7.8 mmboe(2) Production: 1,329 boed % operated: 60.6% % WI: 43.2% Counties: Logan, Noble and Garfield Greater Anadarko Mississippian / Woodford Net acres: ~38,000(4) 1P reserves: 20.9 mmboe(4) Production: 7,235 boed % operated: 99.6% % WI: 70.5% Counties: McMullen, Dimmit, Atascosa, and Live Oak South Texas Eagle Ford Ticker: SEA (ASX Listed) Share count: 553.1 million Market capitalization: A$263 million Enterprise value: US$344 million 2015 Consensus EBITDAX: $89 million(1) Proved reserves: 26.0 mmboe (65% oil) SEC Pre-tax 1P PV-10: $532 million 1H15 daily production: 8,556 boed (66% oil) 2015 Full year production: 7,850 – 8,500 boed(3) 2015 Capital expenditures: $90MM(3) Eagle Ford Focused Asset Base

Investment Thesis Premier Eagle Ford Production Base and Drilling Inventory ~38,000 net acres targeting the volatile oil and black oil window of the Eagle Ford 2015E production of 8,150 boepd generates cash flow to fund growth through the drill bit High quality technical team has driven ~100% improvement in 2P EURs over past 2 years Low cost operator with cash operating costs under $14/boe and total cash costs including debt service in the $15-$17/boe range High Quality Balance Sheet and Financial Flexibility ~$100 million in liquidity at 30 June 2015 Low leverage profile with debt to trailing twelve month EBITDA of 1.3x Maintain leases within cash flow 1 net well left to drill in 2015; and 12 net wells in 2016 No long-term service contracts Invest in healthy growth during distressed environment Sustainable Competitive Advantage Convert the 35% reduction in spot well costs into long-term discounted service contracts Capture expiring leases Target small bolt-on acquisitions with existing production in low-price environment

YTD production of 8,556 Boe/d Company affirms 2015 full year production guidance of 7,850-8,500 Boe/d Company expects 2015 second half production of 7,500-8,500 Boe/d Average production of 7,543 Boe/d (net of royalties) in the second quarter of 2015 Shut in ~30 wells to complete construction of the amine facility during the quarter reducing production by ~900 boe/d YTD Adjusted EBITDAX of $41.2 million and $19.2 million in Q2 2015 with a margin of 75% and 73%, respectively Achieved field costs of $8.63 per Boe in the first half of 2015 Decreased G&A to $5.57 per Boe in Q2 2015 compared to $6.01 per Boe in 2014 (7% decrease) Accrual basis capital expenditures of $21.5 million during the quarter Drilling and completions capital expenditures of $14 million (including facilities) funded within Adjusted EBITDAX of $19 million 25 gross (15.7 net) wells were in progress at quarter-end (most of which were Sundance operated) Entered into a Share and Asset Sale Agreement with New Standard Energy to acquire their Eagle Ford and Cooper Basin assets Added ~$95 million in liquidity by refinancing credit facilities with Morgan Stanley $250 million committed and $155MM outstanding Approximately $100 million of liquidity at quarter-end Trailing twelve month debt to Adjusted EBITDAX of 1.3x Overview

Production of 7,543 Boe/d, net of royalties, an increase of 908 Boe/d (14 percent) compared to full year 2014 Reaffirm 2015 full year production guidance of 7,850 Boe/d to 8,500 Boe/d Generated $26.4MM in revenue Realized oil price of $55.34/bbl and natural gas price of $1.68/mcf Quarterly Production and Revenue Trend Average daily production (Boe/d 6:1) and revenue Average daily production (Boe/d 6:1) (1) wells shut-in due to installation of treatment facility to reduce or eliminate flare 0 2,000 4,000 6,000 8,000 10,000 12,000 Q3 2013 Q4 2013 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 $0 $10,000 $20,000 $30,000 $40,000 $50,000 Revenue (US$000s) & Production (Boe/d), net of Royalties Revenue Boe/d - 2,000 4,000 6,000 8,000 10,000 12,000 Jan Feb Mar Apr May Jun 2015 Monthly Production (Boe/d) May: 21 wells 22 days ~1,358 Boe /d June: 21 wells 2 6 days ~1,349 Boe /d Shut in wells (1):

Despite lower commodity prices during the first half of 2015, Adjusted EBITDAX Margin remained relatively high (75%) as compared to full year 2014 (79%) Total year-to-date field costs have decreased from $9.12 / Boe in 2014 to $8.63 / Boe in H1 2015. Comprised of: Lease operating costs remained relatively flat at $6.27/Boe in H1 2015 from $6.02 / Boe for full year 2014 (4% increase) Production taxes declined to $2.35 / Boe in H1 2015 from $3.10 / Boe for full year 2014 (24% reduction) Cash G&A costs declined to $5.28 / Boe in H1 2015 from $6.01 / Boe for full year 2014 Adjusted EBITDAX Trend EBITDAX and EBITDAX margin 0% 20% 40% 60% 80% 100% $- $5,000 $10,000 $15,000 $20,000 $25,000 $30,000 $35,000 $40,000 $45,000 Q3 2013 Q4 2013 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Adjusted EBITDAX (US$000s) Adjusted EBITDAX Margin (%)

Maintain focus on liquids while increasing control over quality and pace of development Operated production has increased from ~66% to over 90% over the two year period Liquid production has remained consistently in the high 70% to low 80% 2015E production of 8,150 boepd represents a 23% increase vs. 2014 70% decrease in planned capital expenditures during 2015E compared to 2014 proactively reacting to lower commodity prices 2015E capital plan substantially funded through cash flow from existing asset base Field optimization projects that reduce lease operating expenses or increase gas sales Amine treatment facility to reduce or eliminate flared natural gas production Installation of line power Compressor optimization Capital Plan Funded Through Cash Flow Drilling and Completion CapEx and Operating Cash Flow $- $50,000 $100,000 $150,000 $200,000 $250,000 $300,000 $350,000 2013 2014 2015E 2016E D&C CapEx Op Cash Flow

ProForma cash flow and liquidity Hedging Oil Derivative Contracts Gas Derivative Contracts 2015E Weighted Average Weighted Average millions Bbls Floor Ceiling Mcf Floor Ceiling Consensus EBITDAX $ 90.0 2H 2015 316,000 $ 66.75 $ 77.46 540,000 $ 3.14 $ 3.36 Cash interest (10.0) 2016 410,000 58.70 77.42 720,000 2.90 3.58 Operating cash flow $ 80.0 2017 264,000 50.00 81.59 540,000 3.04 3.90 2018 204,000 55.00 81.53 420,000 3.15 4.31 Development cap ex $ (90.0) 2019 168,000 55.00 87.71 360,000 3.27 4.65 New leases (15.0) Total 1,362,000 $ 57.87 $ 80.12 2,580,000 $ 3.07 $ 3.87 Investing cash flow $ (105.0) Q1 debt draw $ 13.9 Q2 debt draw 11.1 Financing cash flow $ 25.0 2015 net cash flow - Cash $ 3.5 Undrawn borrowing capacity 95.0 Liquidity at 30 June 2015 $ 98.5 Liquidity and hedging

Core Eagle Ford Assets Drive Growth Through Commodity Cycles

~38,000[1] Net Mineral Acres Targeting the Eagle Ford

Eagle Ford operator with substantial, high-quality drilling inventory and significant production growth profile

- ~38,000[1] acre position targeting the Eagle Ford
  - ~14,000 net acres in McMullen county area
  - ~19,000 net acres in Dimmit county
  - ~5,300[1] net acres in Atascosa county
- 1H 2015 production of 7,235 Boe/d in EGFD
- 20.9 mmboe of proved reserves[1&2]
- Offset operators include: Anadarko, EOG, Chesapeake, Murphy, Pioneer, Swift and Talisman
- ~1 remaining net lease obligation wells in 2015 (currently drilling)
- Drilled 4x 10,000' laterals in Dimmit County
  - 2 wells currently flowing back
  - 2 wells scheduled for completion in 3rd quarters of 2015



Producing Eagle Ford wells color coded by Operator (as of April 2015)
Dimmit Acreage: ~19,000 net acres
McMullen Area Eagle Ford Acreage: ~18,000 net acres
Oil Window
GOR < 750
Volatile Oil & Condensate Window
Dry Gas Window
50 miles
N
Kinney
Uvalde
Medina
Bexar
Guadalupe
Gonzales
Wilson
Frio
Maverick
Zavala
Atascosa
Goliad
Victoria
Bee
Refugio
Webb
Duval
Jim Wells
Nueces
Marathon
EOG
Chesapeake
BHP-Petrohawk
Newfield
Anadarko
Murphy
Swift
Talisman
Cabot
Pioneer

(1) Pro forma for acquisition of New Standard Energy Eagle Ford assets
(2) Based on 1 January 2015 NSAI reserve report
(3) Drilling year inventory based on two rig program drilling 36 net wells per year assuming 40-80 acre spacing

SUNDANCE energy

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19,245 net acres, including NSE 82 wells drilled to date including 9 on the NSE acquisition acreage 39.0 gross / 24.0 net wells drilled in 2014 Includes 11 gross / 3.5 net Chesapeake operated wells 66 wells completed to date including NSE 32.0 gross / 24.4 net wells completed in 2014 5.0 gross / 4.0 net wells completed H1 2015 16.0 gross / 8.5 net wells waiting on completion including NSE Asset Overview McMullen - Atascosa Area (~19,000 net acres) McMullen Area Eagle Ford Operators N 10 miles LEGEND SEA Acreage SEA Acreage Pro forma of NSE acquisition Chesapeake Conoco EOG Marathon Murphy Newfield PetroHawk / BHP Pioneer Sundance Energy Talisman Swift EGFD Producers

18,771 net acres 8 wells drilled to date 4.0 gross / 2.4 net wells drilled in 2014 4.0 gross / 4.0 net wells drilled H1 2015 with average lateral length of ~9,200’ 1.0 gross / 1.0 net well remaining to be drilled in 2015 6 wells completed to date 4.0 gross / 2.4 net wells completed in 2014 2.0 gross / 2.0 net wells completed H1 2015 ~10,000' laterals for total estimated cost of $8MM/well Successfully completed with production results expected in Q3 2.0 gross / 2.0 net well WOC in H2 2015 Asset Overview Dimmit County (~19,000 net acres) Dimmit Area Eagle Ford Operators N 10 miles LEGEND SEA Acreage Anadarko Eagle Ford Wells Chesapeake Eagle Ford Wells Newfield Eagle Ford Wells Talisman Eagle Ford Wells Murphy Eagle Ford Wells SEA Eagle Ford Wells Swift Eagle Ford Wells St. Mary Eagle Ford Wells

Eagle Ford portfolio return sensitivities Average Netherland Sewell & Associates 2P type curve(1) McMullen County Eagle Ford NSAI 2P Type Curve 347.5 mbo, 57.5 mbngl, 624.5 mcf 6,902’ average lateral length Dimmit County Eagle Ford NSAI 2P Type Curve 268.7 mbo, 76.6 mbngl, 827.3 mcf 6,059’ average lateral length Based on 1 January 2015 NSAI reserve report 17% 33% 12% 25% 9% 20% 5% 15% - 50,000 100,000 150,000 200,000 250,000 300,000 350,000 400,000 450,000 1 6 11 16 21 26 31 36 41 46 51 56 61 66 71 76 81 86 91 96 101 106 111 Cumulative production (boe/6:1) Production month Oil Gas NGLs - 50,000 100,000 150,000 200,000 250,000 300,000 350,000 400,000 1 6 11 16 21 26 31 36 41 46 51 56 61 66 71 76 81 86 91 96 101 106 111 Cumulative production (boe/6:1) Production month Oil Gas NGLs

Appendix

Management Team Eric McCrady, Managing Director & CEO Eric was appointed CEO in April 2011 and Managing Director of the Board in November 2011. He served as CFO from June 2010 until becoming CEO. Eric has over 15 years of entrepreneurial experience with an extensive track record in investment evaluation and management, acquisitions and divestitures, strategic planning, general management, risk management, and capital formation with companies including The Broe Group, a private investment firm, GE Capital and American Coin Merchandising. Cathy Anderson, Chief Financial Officer Cathy was appointed CFO in December 2011. Cathy is a Certified Public Accountant with over 30 years experience, primarily in the oil and gas industry, in budgeting and forecasting, regulatory reporting, corporate controls, financial analysis and management reporting with various public and private companies including Key Production (predecessor of Cimarex), OptiGas and Arthur Andersen. Grace Ford, Chief Operating Officer Grace was appointed Chief Operating Officer in July 2015 and VP of Exploration and Development in March 2013. She served as VP of Geology from September 2011. Grace has over 17 years of technical experience focused on geology resource play evaluation and development, exploration, well and completion design, and reservoir characterization with companies including EOG Resources, Baytex Energy USA and Marathon. Mike Wolfe, Vice President, Land Mike was appointed VP of Land in March 2013. He served as Senior Land Manager from December 2010. Mike has over 30 years of senior land management experience including field leasing, acquisitions and divestitures, title, lease records, and management of a multi-rig drilling program with companies such as Cimarex and Texaco. David Ramsden-Wood, Vice President, Reservoir Engineering & Business Development David was appointed VP of Reservoir Engineering & Business Development in May 2014. He has consulted for Sundance in a similar role since January 2013. David is a Professional Engineer licensed in Canada with more than 15 years engineering experience across all engineering disciplines with a focus on reservoir engineering, strategic & financial planning and production engineering with companies including Enerplus, Anadarko, and Canadian Hunter. John Whittington, Vice President, Operations John was appointed VP of Operations in May 2014. He has over 20 years experience focused on the development and optimization of onshore US resource plays with a particular focus on completion optimization and production operations with companies including Triangle Petroleum, EOG, Schlumberger, and Apex Petroleum Engineering.

Operating costs used in this report are based on operating expense records of Sundance. Capital costs used in this report were provided by Sundance and are based on authorizations for expenditure and actual costs from recent activity. Future net revenue is after deductions for Sundance's share of production taxes, ad valorem taxes, capital costs, and operating expenses but before consideration of any income taxes. “PV10” is defined as the discounted Net Revenues of the Company’s reserves using a 10% discount factor. Reserves are estimated in US dollars. US dollars are converted at 1.2258 USD/AUD. “1P Reserves” or “Proved Reserves” are defined as Reserves which have a 90% probability that the quantities actually recovered will equal or exceed the estimate. “Probable Reserves” are defined as Reserves that should have at least a 50% probability that the actual quantities recovered will equal or exceed the estimate. “2P Reserves” are defined as Proved Reserves plus Probable Reserves. “Possible Reserves” are defined as Reserves that should have at least a 10% probability that the actual quantities recovered will equal or exceed the estimate. “3P Reserves” are defined as Proved Reserves plus Probable Reserves plus Possible Reserves. “boe” is defined as barrel of oil equivalent, using the ratio of 6 mcf of Natural Gas to 1 bbl of Crude Oil. This is based on energy conversion and does not reflect the current economic difference between the value of 1 MCF of Natural Gas and 1 bbl of Crude Oil. “m” is defined as a thousand. “mmboe” is defined as a million barrels of oil equivalent. Reserve report footnotes and definitions